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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02003811

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53964



FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

3/6/02

REPORT FOR THE PERIOD BEGINNING 09/14/00 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
RUMFOLO AND ASSOCIATES SECURITIES, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4708 TAMARISK
(No. and Street)

BELLAIRE	TEXAS	77401
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARILU RUMFOLO 713-661-7373
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRIGGS & VESELKA CO.
(Name — *if individual, state last, first, middle name*)

6565 WEST LOOP SOUTH, SUITE 800	BELLAIRE	TEXAS	77401
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, MARILU RUMFOLO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RUMFOLO AND ASSOCIATES SECURITIES, LLC, as of DECEMBER 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

PRESIDENT
Title

Sylvana M. Browne
Notary Public


SYLVANA M. BROWNE
Notary Public, State of Texas
My Commission Expires
August 23, 2003

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (O) INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL STRUCTURE.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A REPORT CONTAINING THE STATEMENT OF FINANCIAL CONDITION HAS BEEN INCLUDED. ACCORDINGLY, IT IS REQUESTED THAT THIS REPORT BE GIVEN CONFIDENTIAL TREATMENT.

RUMFOLO AND ASSOCIATES SECURITIES, LLC

FINANCIAL STATEMENTS, ADDITIONAL INFORMATION, AND INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL STRUCTURE

FOR THE PERIOD FROM INCEPTION (SEPTEMBER 14, 2000) THROUGH DECEMBER 31, 2001

CONTENTS

Bellaire / Houston

BRIGGS & VESELKA CO.

A PROFESSIONAL CORPORATION
Certified Public Accountants and Business Advisors
6565 West Loop South, Suite 800
Bellaire, Texas 77401

713.667.9147 Fax 713.667.1697
www.bvccpa.com

El Campo

To the Members
Rumfolo and Associates Securities, LLC
Bellaire, Texas

Independent Auditor's Report

We have audited the accompanying statement of financial condition of Rumfolo and Associates Securities, LLC (the Company) as of December 31, 2001, and the related statements of income, changes in members' equity, and cash flows for the period from inception (September 14, 2000) to December 31, 2001 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rumfolo and Associates Securities, LLC at December 31, 2001, and the results of its operations and its cash flows for the initial period then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is additional information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Briggs & Veselka Co.
A Professional Corporation
Certified Public Accountants

February 22, 2002

RUMFOLO AND ASSOCIATES SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS	
Cash and cash equivalents	$ 51,469
Receivables from clearing organization	25,550
Furniture and equipment, at cost, net of accumulated depreciation of $1,163	31,850
Other assets	2,505
TOTAL ASSETS	$ 111,374

LIABILITIES AND MEMBERS' EQUITY	
LIABILITIES	
Accounts payable and accrued liabilities	$ 2,382
TOTAL LIABILITIES	2,382
MEMBERS' EQUITY	108,992
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 111,374

The accompanying notes are an integral part of these financial statements.

RUMFOLO AND ASSOCIATES SECURITIES, LLC
STATEMENT OF INCOME
FOR THE PERIOD FROM INCEPTION (SEPTEMBER 14, 2000) TO DECEMBER 31, 2001

REVENUE	
Commissions	$ 348,534
Interest	809
TOTAL REVENUES	349,343
EXPENSES	
Officer's compensation	70,000
Floor brokerage, exchange, and clearance fees	122,470
Rent	11,700
Other operating expenses	72,413
TOTAL EXPENSES	276,583
NET INCOME	$ 72,760

The accompanying notes are an integral part of these financial statements.

RUMFOLO AND ASSOCIATES SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE PERIOD FROM INCEPTION (SEPTEMBER 14, 2000)
TO DECEMBER 31, 2001

	Capital Contributions	Retained Earnings	Total Members' Equity
BALANCE – SEPTEMBER 14, 2000 (INCEPTION)	$ -	$ -	$ -
Initial capital contributions	1,000	-	1,000
Additional capital contributions	35,232	-	35,232
Net income	-	72,760	72,760
BALANCE – DECEMBER 31, 2001	$ 36,232	$ 72,760	$ 108,992

The accompanying notes are an integral part of these financial statements.

RUMFOLO AND ASSOCIATES SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM INCEPTION (SEPTEMBER 14, 2000)
TO DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES	
NET INCOME	$ 72,760
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES	
Depreciation	1,163
(Increase) decrease in:	
Accounts receivable	(25,550)
Other assets	(2,505)
Increase (decrease) in:	
Accounts payable and accrued expenses	2,382
TOTAL ADJUSTMENTS	(24,510)
NET CASH PROVIDED BY OPERATING ACTIVITIES	48,250
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of furniture and equipment	(33,013)
NET CASH USED BY INVESTING ACTIVITIES	(33,013)
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contributions	36,232
NET CASH PROVIDED BY FINANCING ACTIVITIES	36,232
NET INCREASE IN CASH AND CASH EQUIVALENTS	51,469
CASH AND CASH EQUIVALENTS, AT INCEPTION	-
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 51,469

The accompanying notes are an integral part of these financial statements.

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Rumfolo and Associates Securities, LLC (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

A. Business Activity

The Company is a Bellaire, Texas, based broker and dealer in securities subject to regulation under the Securities Exchange Act of 1934, as well as the rules of the National Association of Securities Dealers, Inc. (NASD), of which the Company is a member. The Company's customers are located throughout the United States. The Company's primary source of revenue is from commissions on trades from its institutional investor customers.

The Company operates under a fully disclosed basis whereby all securities transactions are carried by and cleared through the Company's clearing broker, Capital Institutional Services, Inc.

B. Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term investments purchased with an original maturity of three (3) months or less to be cash equivalents.

C. Allowance for Doubtful Accounts

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

D. Furniture and Equipment

Furniture and equipment are carried at cost. Depreciation and amortization of furniture and equipment is provided using the straight-line method for financial reporting purposes based on estimated useful lives of five (5) to seven (7) years. Expenditures for repairs and maintenance are charged to expense as incurred.

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

E. Revenue and Cost Recognition

Customers' securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis. Securities transactions of the Company are recorded on a trade date basis.

F. Federal Income Taxes

The Company is a limited liability company and is taxed as a partnership under the Internal Revenue Code. In lieu of corporate income taxes, the Company's members are taxed on their proportionate share of taxable income. Accordingly, no provision for federal income taxes or deferred federal income taxes are recorded on the Company's financial statements.

G. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts at the date of the financial statements. Actual results could differ from those estimates.

NOTE 2 – CLEARING BROKER CONTRACT

The Company has entered into an agreement for securities clearance services with Capital Institutional Services, Inc. (CIS) to carry and clear on a fully disclosed basis the Company's customers' margin and cash accounts.

Under that agreement, the Company assumes all responsibility for any potential payments to CIS to bring any of the Company's customer accounts in compliance with various securities laws and requirements. However, CIS assumes responsibility for monitoring the compliance of the Company's accounts.

NOTE 3 – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of the Securities and Exchange Act of 1934 (Rule 15c3-1), the Company is required to maintain a minimum net capital, as defined, of $5,000. Additionally, the Rule 15c3-1 requires that the Company's ratio of aggregate indebtedness to net capital, as defined, be no greater than 15 to 1. At December 31, 2001, the Company had net capital of $64,394 and an aggregate indebtedness to net capital of .032 to 1.

NOTE 4 – FURNITURE AND EQUIPMENT

Furniture and equipment at cost consisted of the following at December 31, 2001:

	Depreciable Life	Amount
Furniture and equipment	5 – 7	$ 20,824
Leasehold improvements	5	12,189
		33,013
Less: accumulated depreciation		(1,163)
NET FURNITURE AND EQUIPMENT		$ 31,850

NOTE 5 – RELATED PARTY TRANSACTIONS

Office space is leased from a member of the Company under a month-to-month operating lease. Total rental expense paid to the member for the period from inception (September 14, 2000) to December 31, 2001 was to $11,700.

NOTE 6 – MAJOR CUSTOMERS

Four customers accounted for approximately eighty-three percent (83%) of the Company's commission revenue for the period from inception (September 14, 2000) to December 31, 2001.

ADDITIONAL INFORMATION

RUMFOLO AND ASSOCIATES SECURITIES, LLC
SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2001

TOTAL MEMBERS' EQUITY	$ 108,992
Deductions for nonallowable assets:	
Furniture and equipment, net	(31,850)
Other assets	(2,505)
NET CAPITAL	$ 74,637
AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition:	
Accounts payable and accrued liabilities	$ 2,382
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital required (6.7% of total aggregate indebtedness)	$ 160
Minimum dollar net capital requirement	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
EXCESS NET CAPITAL	$ 69,637
Ratio: aggregate indebtedness to net capital	.032 to 1

See independent auditor's report and notes to financial statements.

EXEMPTION PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under Section (k)(2)(ii), in which it carries no margin accounts, promptly transmits all customer funds and delivers securities received, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

See independent auditor's report and notes to financial statements.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL STRUCTURE

Bellaire / Houston

BRIGGS & VESELKA CO.

A PROFESSIONAL CORPORATION
Certified Public Accountants and Business Advisors
6565 West Loop South, Suite 800
Bellaire, Texas 77401

713.667.9147 Fax 713.667.1697
www.bvccpa.com

El Campo

To the Members
Rumfolo and Associates Securities, LLC
Bellaire, Texas

Independent Auditor's Report on Internal Accounting Control Structure

In planning and performing our audit of the financial statements and supplemental schedules of Rumfolo and Associates Securities, LLC (the Company) for the period from inception (September 14, 2000) to December 31, 2001, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for any other than these specified parties.

Briggs + Veselka Co.

Briggs & Veselka Co.
A Professional Corporation
Certified Public Accountants

February 22, 2002